

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 16, 2009

VIA U.S. MAIL

Jon Gerlach
Chief Financial Officer
Ikonics Corporation
4832 Grand Ave.
Duluth, Minnesota 55807

> **Re:** **Ikonics Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-25727**

Dear Mr. Gerlach:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief